901 Marquette Avenue, Suite 2500

Minneapolis, MN 55402-3211

800.847.4836 ● thrivent.com

February 7, 2025

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn: Jaea Hahn

RE:	Thrivent ETF Trust (the “Trust”)
File Nos. 333-261454 and 811-23759

Dear Ms. Hahn:

This letter is being filed to respond to the comments received from you telephonically on December 27, 2024, regarding Post-Effective Amendment No. 2 to the Trust’s registration statement on Form N-1A (the “Registration Statement”) relating to Thrivent Core Plus Bond ETF and Thrivent Ultra Short Bond ETF (each a “Fund” and collectively the “Funds”), which was filed with the Securities and Exchange Commission on November 13, 2024. The Staff’s comments, together with the Trust’s responses thereto, are set forth below. Unless otherwise specified, the comments and responses apply to each of the Funds. Capitalized terms not defined in this letter have the same meaning as in the Trust’s Registration Statement.

1.	Comment: Please provide a fee table and expense example for both Funds for the Staff’s review.

Response: Fee tables and expense examples for both Funds are included in Appendix A to this letter.

2.	Comment: State in the “Principal Strategies” section that each Fund is an actively managed ETF.

Response: The requested disclosure has been added to the “Principal Strategies” section for each Fund.

3.	Comment: Please revise disclosures in the “Principal Strategies” section to state what each Fund will invest in rather than what it may invest in.

Response: We acknowledge the Staff’s comment but respectfully submit that the current disclosure appropriately describes each Fund’s principal investment strategies. We are unaware of any rule or formal guidance prohibiting a Fund from stating that it may or may not make an investment as part of its principal strategies based on market conditions and other circumstances at any given time. We believe the current disclosure accurately and completely states what each Fund will invest in as a principal strategy. Accordingly, we have continued to use the word “may” in the “Principal Strategies” section where we believe doing so is the most accurate way to describe an investment that is permitted but not required as part of the Fund’s investment strategy.

4.

Comment: The Staff notes that as a general matter, the term “debt securities” impacts each Fund’s 80% policy under Rule 35d-1. Supplementally explain whether asset-backed securities are included in the 80% policy for Rule 35d-1 purposes and explain whether including asset-backed securities is consistent with Rule 35d-1.

Response: The Trust confirms that asset-backed securities are included in each Fund’s 80% policy and has revised each Fund’s principal investment strategy disclosure to clarify this. As stated in the “Principal Strategies” section for each Fund, asset-backed securities are securities that are backed by various assets, such as notes or receivables originated by banks, credit card companies, or other providers of credit. Because asset-backed securities are debt obligations of the issuer, they are classified as debt securities by the Funds for purposes of Rule 35d-1. We believe this is consistent with Rule 35d-1.

5.

Comment: The “Principal Strategies” section for Thrivent Core Plus Bond ETF states that the Fund may invest in foreign securities, including those of issuers in emerging markets. Include a list of emerging markets countries and explain where it is referenced in the disclosures.

Response: The disclosure in the “Principal Strategies” section has been revised to add further clarity on how the Adviser determines whether a country is considered an emerging market country. Given that the countries that are considered emerging market countries by the Adviser are subject to change at any time based on the method disclosed in the “Principal Strategies” section, we respectfully decline to include a list of these countries.

6.

Comment: Please revise for clarity the following sentence in the “Principal Strategies” section for Thrivent Core Plus Bond ETF: “The Fund may invest without limit in U.S. dollar-denominated debt of foreign companies, including emerging markets.”

Response: The sentence has been revised to read as follows: “The Fund may invest without limit in U.S. dollar-denominated debt of foreign companies, including companies located in emerging market countries.”

* * * * *

If you have any additional comments or questions, please feel free to contact me at (612) 844-7190.

Sincerely,

/s/ John D. Jackson

John D. Jackson

Senior Counsel – Thrivent

Secretary & Chief Legal Officer – Thrivent ETF Trust

Appendix A

Thrivent Core Plus Bond ETF

Fees and Expenses

The table below describes the fees and expenses that you may pay if you buy, hold and/or sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.39%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.39%
[1]	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for its first full fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated (whether or not shares are sold or redeemed), and also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example does not take into account brokerage commissions and other fees to financial intermediaries that you may pay on your purchases and sales of shares of the Fund. It also does not include the transaction fees on purchases and redemptions of creation units (“Creation Units”), because those fees will not be imposed on retail investors. Although your actual costs may be higher or lower, based on these assumptions, your costs would be (based on estimated Fund expenses):

1 Year	3 Years
$40	$125

Thrivent Ultra Short Bond ETF

Fees and Expenses

The table below describes the fees and expenses that you may pay if you buy, hold and/or sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.20%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.20%
[1]	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for its first full fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated (whether or not shares are sold or redeemed), and also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example does not take into account brokerage commissions and other fees to financial intermediaries that you may pay on your purchases and sales of shares of the Fund. It also does not include the transaction fees on purchases and redemptions of creation units (“Creation Units”), because those fees will not be imposed on retail investors. Although your actual costs may be higher or lower, based on these assumptions, your costs would be (based on estimated Fund expenses):

1 Year	3 Years
$20	$64

4